EXHIBIT 20

FOR IMMEDIATE RELEASE                        Contact: Greg Wright
                                                    (210)283-2440

                                  News Release


                         TESORO ANNOUNCES EXTENSION OF
                            STOCKHOLDER RIGHTS PLAN


     San Antonio, Texas -- Dec. 18, 1995 -- Tesoro Petroleum Corporation (NYSE:TSO) today announced its board of directors elected on Dec. 15 to extend the company's stockholder rights plan, which was scheduled to expire Dec. 16. The board voted to change the plan's expiration date to the close of business on July 24, 1996.
     The stockholder rights plan was extended to allow the board to consider whether the plan remains appropriate to continue ensuring that Tesoro shareholders would receive fair and equal treatment in the event of any proposed takeover of the company. The extension was not in response to any specific effort to acquire control of the company.

     Tesoro Petroleum Corporation is a natural resource company engaged in petroleum refining and marketing, natural gas exploration and production, and wholesale marketing of fuel and lubricants.

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